New York	Madrid
Menlo Park	Tokyo
Washington DC	Beijing
London	Hong Kong
Paris

Howard Zhang Davis Polk & Wardwell LLP ÃÀ [1]ú ´ï Î— ÂÉ Ê¦ ÊÂ Îñ Ëù 86 10 8567 5002 tel 26/F, Twin Towers West ±±3/4©ÊÐ3¯ÑôÇø1/2¨[1]úÃÅÍâ ´ó1/2ÖÒÒ12ºÅ 86 10 8567 5102 fax B12, Jian Guo Men Wai Avenue Ë«×Ó×ù´óÏÃÎ÷Ëþ26 [2]ã howard.zhang@davispolk.com Chao Yang District Beijing 100022
March 5, 2010
VIA EDGAR
Jennifer Gowetski, Senior Counsel
Kevin Woody, Accounting Branch Chief
Erin Martin, Attorney-Advisor
Howard Efron, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549
Re:	China Lodging Group, Limited – Registration Statement on Form F-1 Publicly Filed on March 5, 2010
Dear Ms. Gowetski:
     On behalf of our client, China Lodging Group, Limited, a corporation organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”). For the ease of your reference, we will deliver to you 10 copies of the Registration Statement marked to show changes to the draft Registration Statement confidentially submitted to the Securities and Exchange Commission on February 2, 2010.
     If you have any questions regarding the Registration Statement, please do not hesitate to call me at +86-10-8567-5002 or my colleague, Li He, at +86-10-8567-5005.
*     *     *     *

2	March 5, 2010
Yours sincerely,
/s/ Howard Zhang
Howard Zhang
Enclosures

cc:	Tuo (Matthew) Zhang, Chief Executive Officer
Min (Jenny) Zhang, Chief Financial Officer
     China Lodging Group, Limited

John Wilde, Partner
Bonnie Zhang, Partner
     Deloitte Touche Tohmatsu CPA Ltd.

Chris Lin, Partner
Simpson Thacher & Bartlett LLP